March 31, 2006	Report to Shareholders
Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31,	December 31,
	2006	2005
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$162,097	$33,826
Accounts receivable	9,220	8,264
Prepaids	2,075	2,024
Inventories	10,901	7,597
	184,293	51,711
Property, plant and equipment	208,394	186,610
Other assets	8,022	6,288
Mineral properties and deferred development	24,000	23,326
Investments and advances	51	562
Deposits (Note 3)	50,000	50,000
Goodwill	2,238	2,238
	$476,998	$320,735
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$16,842	$19,730
Current portion of capital lease obligation	21	37
Current portion of long term debt (Note 3)	2,037	1,488
	18,900	21,255
Asset retirement obligation	11,305	11,143
Capital lease obligation	91	90
Contractual severance obligation	2,781	2,437
Future income taxes	11,471	10,051
Long term debt (Note 3)	50,832	50,832
	95,380	95,808
SHAREHOLDERS' EQUITY
Share capital (Note 4)	737,868	573,721
Contributed surplus	978	1,996
Stock based compensation	6,998	5,980
Deficit	(364,226)	(356,770)
	381,618	224,927
	$476,998	$320,735

Commitments and Contingencies (Note 5)
Supplementary Cash Flow Information (Note 7)

Approved by the Board	Approved by the Board

"Paul N. Wright"	"Robert Gilmore"

Director	Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended
	March 31,	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Revenue
Gold sales	$ 8,592	$7,234
Interest and other income	836	648
	9,428	7,882
Expenses
Operating costs	7,747	8,054
Depletion, depreciation and amortization	84	2,515
General and administrative	2,673	2,457
Exploration expense	2,168	1,208
Interest and financing costs	38	-
Stock based compensation expense	1,888	1,238
Accretion of asset retirement obligation	162	121
Writedown of assets	-	662
(Gain) loss on disposal of assets	(904)	-
Foreign exchange (gain) loss	1,567	608
	15,423	16,863
Loss before income taxes	(5,995)	(8,981)
Tax recovery (expense)
Current	(40)	(72)
Future	(1,421)	96
Net loss for the period	$ (7,456)	$(8,957)
Deficit at the beginning of the period:	(356,770)	(307,644)
Deficit at the end of the period	$ (364,226)	$(316,601)
Weighted average number
of shares outstanding	308,099,316	276,336,250
Basic and Diluted loss per share - U.S.$	$ (0.02)	$(0.03)
Basic and Diluted loss per share - CDN.$	$ (0.03)	$(0.04)

Eldorado Gold Corporation

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Cash flows from (used in) operating activities
Net loss for the period	$ (7,456)	$(8,957)
Items not affecting cash
Depletion, depreciation and amortization	84	2,515
Future income taxes	1,420	(96)
Writedown of assets	-	662
Gain on disposal of assets	(904)	-
Stock based compensation expense	1,985	1,364
Contractual severance expense	344	106
Accretion of asset retirement obligation	162	121
Foreign exchange (gain) loss	656	795
Change in non-cash working capital	(7,214)	2,294
	(10,923)	(1,196)
Cash flow from investing activities
Property, plant and equipment	(21,319)	(12,896)
Mineral properties and deferred development	(674)	(142)
Proceeds from disposal of Investments and advances	1,481	-
	(20,512)	(13,038)
Cash flow from financing activities
Issue of common shares:
Voting - for cash	162,162	345
Other assets	(1,734)	-
	160,428	345
Foreign exchange gain (loss) on cash held in foreign currency	(722)	(798)
Net increase (decrease) in cash and cash equivalents	128,271	(14,687)
Cash and cash equivalents at beginning of the period	33,826	135,390
Cash and cash equivalents at end of the period	$ 162,097	$120,703

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation (“Eldorado”, or the “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing, and reclamation. Gold, the primary product, is produced in Brazil. Development and construction of mines and processing facilities are underway in Turkey and China. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all of its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licences and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Capitalization of Interest

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use.  We capitalize interest costs to assets under development or construction while activities are in progress. We stop capitalizing interest costs when construction of an asset is substantially complete and it is ready for its intended use.  We measure the amount capitalized based on cumulative capitalized costs, exclusive of the impact, if any, of impairment charges on the carrying amount of an asset.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss).  A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the period.  The computation of diluted earnings per share reflects the dilutive effect, if any of the exercise of stock options and warrants outstanding at the period end using the treasury stock method.

3.

Long Term Debt and Deposits

	March 31,	December 31,
	2006	2005
Deposits
Reserve account	$50,000	$50,000
	$50,000	$50,000
Long term debt
Corporate loan facility	50,000	50,000
Sino Gold Limited	832	832
	50,832	50,832
Current portion
Corporate loan facility	1,728	1,179
Sino Gold Limited	309	309
	$52,869	$52,320

On April 6, 2005 Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly-owned subsidiary of the Company, entered into a Revolving Credit Facility (“Facility”) for $65,000 with HSBC Bank USA, National Association (“HSBC Bank”).  The Facility is secured by cash deposits, equivalent to the amounts advanced by HSBC Bank to Tüprag, to a cash collateral account

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

3.   Long Term Debt and Deposits (continued)

over which the HSBC Bank holds security. At March 31, 2006, the total debt outstanding is $50,000 and bears interest at the LIBOR rate plus 1.25% on the date of the draw.  On April 21, 2005 Tüprag drew $15,000 at 4.19%, on June 15, 2005 Tüprag drew

$20,000 at 4.35%, on July 29, 2005 Tüprag drew $5,000 at 4.66% and on September 2, 2005 Tüprag drew $10,000 at 4.64%. The facility is scheduled for repayment in 2006, renewable annually at the Company’s option for 5 years.  The Company will renew all scheduled repayments in 2006.

 Resulting from the Afcan acquisition, Eldorado inherited a loan payable to Sino Gold Limited.

Non-interest bearing loan discounted using an interest rate of 8%.
Repayable on December 31 over the next 5 years.	$1,141
Less: Current portion of long term debt	309
$832
Minimum repayments required on debt are as follow s:
December 31, 2006	$309
December 31, 2007	333
December 31, 2008	360
December 31, 2009	139
$1,141

4.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  At March 31, 2006 the Company has nil non-voting shares outstanding.  The details of the voting common shares issued and outstanding are as follows:

2006	Shares Issued	Amount
Shares at beginning of the year	302,577,378	$573,721
Shares for exercised stock options	999,333	3,017
Shares for exercised Afcan warants	2,142,470	4,507
Shares for cash consideration - Financing	34,500,000	154,638
Estimated fair value of stock options exercised	-	1,985
Shares at March 31, 2006	340,219,181	$737,868

(b)      Share option plan

As at March 31, 2006, the Company has share option plans as described in the most recent annual financial statements of the Company. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2006 for the plans were $1,888.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Share Capital (continued)

A summary of the terms and status of Company’s outstanding options at March 31, 2006 and the changes for the period ending on that date is presented below:

	Three months ended
	March 31, 2006
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$
Outstanding at the beginning of the period	7,176,872	3.34
Granted	1,029,000	5.48
Exercised	(999,333)	3.50
Outstanding at the end of the period	7,206,539	3.62
Options exercisable at period end	6,553,872	3.43

The following table summarizes information about share options outstanding as at March 31, 2006.

Number	Weighted-Average	Weighted Average
Outstanding At	Remaining	Exercise Price - Cdn$
March 31, 2006	Contractual Life
	(years)
95,000	0.29	0.39
190,385	1.24	1.05
768,230	2.77	2.92
2,738,923	2.92	3.68
2,385,001	4.01	3.35
1,029,000	4.86	5.42
7,206,539	3.47	3.62

The following table summarizes information about the Afcan warrants outstanding as at March 31, 2006.

Number Outstanding	Weighted-Average	Weighted Average
At March 31, 2006	Remaining	Conversion Price - Cdn.$
	Contractual Life
	(years)
452,308	0.47	2.44

November 18, 2006 is the expiry date of the Afcan warrants issued in connection with the completed September 13, 2005 business combination transaction between Eldorado Gold Corporation and Afcan Mining Corporation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

5.      Commitments and Contingencies

The Company’s contractual obligations at March 31, 2006, including payments due for each of the periods indicated, are summarized as follow:

		Payments due in
Contractual obligations	2006	2007	2008	2009	2010	2011 +	Total
Operating leases	$328	$364	$361	$366	$387	$1,492	$3,298
Capital leases	28	36	36	37	-	-	137
Capital expenditures	15,191	-	-	-	-	-	15,191
Purchases obligations	7,117	2,244	420	449	-	-	10,230
Property expenditures	822	1,068	1,057	1,057	1,057	3,286	8,347
Total	$23,486	$3,712	$1,874	$1,909	$1,444	$4,778	$37,203

Capital expenditures in 2006 of $15.19 million relate to construction activities at the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through to 2008 relate to 2006 energy and oxygen contracts at the São Bento mine and other contracts at the Kisladag mine. Property expenditures of $0.82 million relate to land fees and contractual expenditures for Vila Nova and Tanjianshan.

6.      Segmented Information

All of Eldorado’s operations are related to the gold mining industry.  During the first quarter 2006 and 2005 Eldorado had a single producing mine, São Bento with mining and exploration assets located in Brazil, Turkey and China.

	Three months
	ended	ended
	March 31,	March 31,
	2006	2005
	(unaudited)	(unaudited)
Gold sales
São Bento Mine	$ 8,592	$7,234
	8,592	7,234
Operating costs
São Bento Mine	7,747	8,054
Accretion of asset retirement obligation	162	121
	7,909	8,175
Depletion, depreciation and amortization
São Bento Mine	-	2,476
	-	2,476
Corporate expenses, net of interest and other income	(3,488)	(2,456)
Exploration expense	(2,168)	(1,208)
Interest and financing costs	(38)	-
Stock based compensation	(1,888)	(1,238)
Gain on disposal of investments and advances	904	-
Write down of investments	-	(662)
Loss before income taxes	(5,995)	(8,981)
Tax recovery (expense)
Current	(40)	(72)
Future	(1,421)	96
Net loss for the period	$ (7,456)	$(8,957)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

6.

Segmented Information (continued)

	Three months ended
	March 31	March 31
	2006	2005
	(unaudited)	(unaudited)
Revenues by geographic area
North America	$719	$376
South America	8,683	7,506
Turkey	7	-
China	19	-
	$9,428	$7,882
Net (loss) income by geographic area
North America	$(4,138)	$(3,847)
South America	(1,683)	(3,559)
Turkey	(1,439)	(1,551)
China	(196)	-
	$(7,456)	$(8,957)

	Three months
	ended	Year ended
	March 31	December 31
	2006	2005
	(unaudited)
Segment assets
São Bento - Consolidated	$28,691	$23,517
Total assets for reportable segments	28,691	23,517
Turkey - Consolidated	154,110	138,737
China	46,642	97,901
Canada	247,555	60,580
	$476,998	$320,735
Assets by geographic area
North America	$247,555	$60,580
South America	28,691	23,517
Turkey	154,110	138,737
China	46,642	97,901
	$476,998	$320,735

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1st Quarter ended March 31, 2006 and 2005 (in thousands of U.S. dollars except per share and per ounce amounts)

7.

Supplementary Cash Flow Information

The Company conducted non-cash investing and financing activities as follow:

	Three months ended
	March 31,
	2006	2005
	(unaudited)	(unaudited)
Change in non-cash w orking capital
Accounts and other receivables	$ (1,007)	$ 780
Inventories	(3,304)	52
Accounts payable and accrued liabilities	(2,903)	1,462
	$ (7,214)	$ 2,294
Operating Activities included the follow ing cash payments
Income taxes paid	$ 20	$ -

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

Management’s Discussion & Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis (MD&A) reviews the business of Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) and compares the Company’s financial results for the first quarter (“Q1”) 2006 with those of Q1 2005. For a comprehensive understanding of Eldorado’s financial condition and results of operations, you should read this MD&A together with the consolidated financial statements and accompanying notes. Unless otherwise noted, all monetary amounts are in United States dollars.

Certain of the statements made in this document may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward-looking statements or information include, but are not limited to, statements or information with respect to unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to “Forward-Looking Statements and Risk Factors” in our Annual Information Form & 40F dated March 23, 2006. Forward-looking statements include statements regarding the expectations and beliefs of management. Such factors include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40 dated March 23, 2006.  We may not update, except as required by law, forward-looking statements and information. You are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US. This MD&A is effective as at May 2, 2006.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.

Eldorado’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer have designed these disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known, particularly during the period in which the annual filings are being prepared.

1. 2006 – First Quarter in Review

Eldorado is a gold producer based in Vancouver, Canada. We own and operate the São Bento gold mine (the “São Bento mine” or “São Bento”) in Brazil and are constructing the Kisladag gold mine (“Kisladag mine” or “Kisladag”) in Turkey and the Tanjianshan gold mine (“Tanjianshan mine” or “Tanjianshan”) in China. We also explore for and/or acquire precious mineral properties for exploration and develop gold mineralized properties into mines.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

Start-up of the Kisladag Gold Mine

On April 21, 2006, we announced the start-up of the Kisladag gold mine in Turkey. All operating permits necessary for producing gold at Kisladag have been received, the process plant is commissioned and leaching solution has been applied to the leach pad.

We expect that the Kisladag mine will produce 120,000 ounces of gold in 2006 at an estimated cash cost of $215 per ounce, with production increasing to an average of  240,000 ounces in 2007 and beyond.

Financial Position

At March 31, 2006, we held $162.10 million in cash and short-term deposits and $50.00 million in a reserve account, offsetting our debt of $52.87 million. We remain hedge free.

On February 7, 2006, we announced the closing of a bought deal financing with a syndicate of underwriters. A total of 34,500,000 common shares were issued at CDN$5.40 per common share for gross proceeds of CDN$186.30 million ($161.49 million) and net proceeds of CDN$178.85 million ($155.04 million). This financing gives us sufficient funds to acquire late-stage development gold properties in China; complete the development of, and continue exploring on, our properties in Turkey, China and Brazil; acquire other properties; and carry out general corporate activities.

As of March 31, 2006, Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Surketi (“Tüprag”), a wholly owned subsidiary of Eldorado, has drawn $50.00 million on its Revolving Credit Facility, which is secured by cash deposits in a cash collateral account over which HSBC Bank USA, National Association holds security.

As a result of the Afcan acquisition we assumed a non-interest-bearing loan of $1.43 million discounted using an interest rate of 8%. We paid the first installment of $0.29 million on December 31, 2005 and will repay the remaining balance of $1.14 million in annual installments on December 31 over the next four years.

At May 2, 2006, there were 340,249,181 voting common shares issued and outstanding.

Net Loss for the Quarter

The consolidated net loss for Q1 2006 was $7.46 million or ($0.02) per share compared with a net loss of $8.96 million or ($0.03) per share in Q1 2005.

The consolidated net loss for Q1 2006 results from higher exploration charges as we continue to develop our pipeline of projects, an unrealized foreign exchange loss resulting from Canadian dollars held and a non-cash future income tax expense..

Gold Sales

In Q1 2006, we sold 15,656 ounces of gold at an average price of $549 per ounce for $8.60 million, compared to 16,910 ounces at an average price of $428 per ounce for $7.23 million. Despite selling a lower amount of gold, production increased at the São Bento mine in Q1 2006 and we expect increased gold sales throughout 2006. At current gold prices the our operations will be favorably impacted.

2. Development

Kisladag Mine Construction

The Kisladag mine began operations and leaching solution was applied to the heaps. There are currently 1,000,000 tonnes of oxide ore on the leach pad, and by the end of the year, we expect to have placed a total of 5,500,000 tonnes on the pads.

Our revisions to the capital budget reported in Q2 2005 remain on target, and we are forecasting total costs of $83.40 million to completion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

Litigation by certain third parties continues against Tüprag and the Turkish Ministry of the Environment and Forestry seeking to cancel the Positive Certificate for the Kisladag Project on the basis of an alleged threat to the environment. We are confident in both the methodology of the Environment Impact Assessment Report and Tüprag’s compliance with all procedural steps taken in obtaining the Positive Certificate. We continue to believe that we will successfully defend this litigation. The litigation has not impacted the construction and operation of Kisladag. If we are unsuccessful in defending this litigation, our ability to conduct mining operations at Kisladag may be adversely affected, which may impact production and revenue from Kisladag.

Efemçukuru

We are proceeding with the permitting process and land acquisition in 2006. Our 2006 work plan includes an infill drilling program and a step-out drilling program designed to test the down-dip potential of the ore zone. Preliminary engineering has begun and we expect to complete a Feasibility Study in 2006. We anticipate beginning construction in 2007, with production starting in 2008.

In 2004, litigation was filed by certain third parties against the Turkish Ministry of Energy and Natural Resources and Tuprag seeking to cancel the mineral licence for the Efemçukuru project on the basis of an alleged threat to the water quality in the local catchment area. During the course of this litigation, a lower court issued an injunction, and while in effect, the injunction would have prevented mining activities from starting at the Efemçukuru Project. In 2005, this injunction was subsequently overturned by a higher court.

Tanjianshan

Capital costs for Tanjianshan remain on target at $63.40 million. Phase I earthworks and the majority of the structural works were completed during the winter and mechanical and electrical installation is underway. The Apron Feeder and Jaw Crusher have been installed, the SAG mill installation is advancing on schedule and the CIL tanks have been fabricated and installed. Earthworks for the tailings dams are complete and liner installation is commencing. Pre-stripping is continuing at both the Jinlonggou (“JLG”) and Qinglongtan (“QLT”) deposits and ore has been exposed in both pits.

On April 21, 2006, we announced that we will be using the owner-operated mining option at the Tanjianshan mine.  After initial capital outlay of $8.30 million we expect to realize savings of $23.30 million in operating costs over the life of the mine.

Construction at Tanjianshan remains on schedule for starting gold production in October 2006. We expect to produce 40,000 ounces of gold at a cash cost of $320 per ounce in 2006.

3. Exploration Review

Our total exploration budget for 2006 is $14.00 million. In Q1 2006,  we began exploration work on our programs in Turkey and Brazil. Due to winter conditions at our project site in China, we will wait until Q2 2006 before beginning our field exploration programs.

Turkey

Our focus in Q1 2006 was the ongoing drilling at the AS project and drilling at the Bayramic property located on the Biga Peninsula. At AS, five holes were completed and the drilling concentrated on the main Dogrudere anomaly. Target delineation over the southern Solak copper anomaly will begin early next quarter, weather permitting. The work will entail access road permitting, construction and detailed mapping.

We have planned additional soil geochemical sampling and geophysical surveys (IP and ground magnetics) towards the end of the second quarter. The results from this work will determine the location of drill sites for the systematic evaluation of this southern target area.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

The Bayramic project consists of copper-gold targets in a porphyry high sulphidation transition setting. We completed a program of 14 reverse circulation holes over various coincident soil geochemistry and IP geophysical anomalies. Results were generally negative and no further work will be done on this property.

We began planning our exploration work in the Pontide volcanic belt of Eastern Turkey. Permitting was successfully completed at Mahmur Tepe for road and drill pad construction, as well as surface trenching. Work will commence early next quarter and will include 250 meters of trenching and 1500 meters of diamond drilling. We plan to begin work on a second Pontides property, Koyulhisor, late in Q2 2006.

Brazil

At the Vila Nova gold project, final results from the 2005 program were compiled and released on January 17, 2006. These results demonstrated two target types in the Vila Nova gold project: widespread, lower grade gold mineralized envelopes (0.5 to 3.0 g/t) composed of carbonate and or silica alteration surrounding the iron formation units; and narrow high gold grade intervals (>10.0 g/t) occurring within sulphidic and silicified iron formation units. The envelope-style mineralization is oxidized and at reasonably shallow depths from surface.

Exploration activities started by the end of the quarter include detailed mapping of the garimpero pits (Santa Maria, Gaivotas and Croado), channel sampling on 25 metre spaced lines in these pits, diamond drilling on targets around these workings and mapping and outcrop sampling in the rest of the property. We began diamond drilling at the Croado pit in Q1 2006 and intend to add two more drill rigs in Q2 2006.

Work is nearly complete at the Vila Nova iron ore project. We drilled 10 holes to test the westernmost Leao target and six holes to test the western extension of the Bacabal deposit. Results were positive, particularly at Leao. Material defined at Leao will add new resources to the currently delineated 8.7 million tonnes at Bacabal. We also began drilling infill holes to confirm continuity. These will be the final holes drilled at the iron project and will allow us to complete a recently started scoping study on the viability of this project.

China

Activity at our Tanjianshan project site consisted primarily of planning for the upcoming exploration campaigns. Work will include resource extension drilling around our existing JLG and QLT deposits, and evaluating our large exploration lease position surrounding these deposits through soil geochemistry, geophysical surveys (ground magnetics and IP) and trenching. This will all begin late in Q2 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

4. Production

	Q1	Q1
Operating data¹	2006	2005
Gold production
Ounces	19,111	14,311
Cash operating costs ($/oz)[5]	$421	$403
Total cash costs ($/oz)[2,5]	$429	$413
Total production costs ($/oz)[3,5]	$438	$589
Realized price ($/oz sold)[4]	$549	$428
São Bento mine
Tonnes to mill	93,626	67,328
Grade (grams/tonne)	6.99	8.31
Average recovery rate (%)	89.6	89.3

1 Cost figures calculated in accordance with the Gold Institute Standard.

2 Cash Operating Costs, plus royalties and the cost of off-site administration.

3 Total Cash Costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4 Excludes amortization of deferred gain or loss.

5 Cash operating, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see the section “Non-GAAP Measures” of the MD&A.

São Bento produced 19,111 ounces of gold in Q1 2006, 33.5% higher than production in Q1 2005 of 14,311 ounces. Increased gold production in Q1 2006 reflects higher ore production rates as a result of our completion of the shaft-deepening project in 2005.

Total cash costs in Q1 2006 were 3.87% higher than in Q1 2005, mainly because of the appreciation of the $Real by 6.75%.

We expect to end commercial production at São Bento during the first half of 2007. We are presently reviewing alternatives regarding the future of our assets at the mine.

São Bento mine	Q1	Q1
Gold Production and Cost per Ounce	2006	2005
Direct mining expense	$401	$410
Inventory change	13	(14)
Refining and selling costs	7	8
By-product credits	-	(1)
Cash operating costs per ounce	$421	$403
Royalties and production taxes	8	10
Total cash costs per ounce	$429	$413
Depletion, depreciation and amortization	-	165
Foreign exchange (gain) loss	2	2
Accretion of asset retirement expense	7	9
Total production costs per ounce	$438	$589

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

5. Review of Financial Results

Net (Loss) Income

The consolidated net loss for Q1 2006 was $7.46 million or ($0.02) per share compared with a net loss of $8.96 million or ($0.03) per share in Q1 2005.

Revenues

Our revenues consist of sales of gold bullion that we sell to a number of large institutions.

	Q1	Q1
Revenue - ($000)	2006	2005
Gold sales	$8,592	$7,234
Interest and other income	836	648
	$9,428	$7,882

Interest and Other Income

Interest income is comparable quarter on quarter given that we had a cash balance at March 31, 2005 of $120,703. As a result of the financing, our cash balance increased substantially in the latter half of Q1 2006, and this increase, combined with the $50 million deposit, will generate increased interest income throughout 2006.

Expenses

	Q1	Q1
Expenses - ($000)	2006	2005
Operating costs	$7,747	$8,054
Depletion, depreciation and amortization	84	2,515
General and administrative	2,673	2,457
Exploration expense	2,168	1,208
Stock-based compensation expense	1,888	1,238
Foreign exchange loss	1,567	608
Write-down of assets	-	662
Gain on disposal of assets	(904)	-
Other	200	121
	$15,423	$16,863

Operating Costs

Operating costs per ounce in Q1 2006 were 3.87% higher than in Q1 2005, due mainly to the appreciation of the Brazilian Real (“$Real”) of 6.75%.

Total operating costs are down from Q1 2005 due to the completion of the shaft deepening project in 2005.

Depletion, Depreciation and Amortization

At December 31, 2005, the São Bento mine was written down to its fair value and there is no related depreciation and amortization charge in 2006.

As the Kisladag and Tanjianshan mines begin production, we will incur depletion, depreciation and amortization charges on both projects.

General and Administrative

General and administrative costs have increased from Q1 2005 due to the hiring of additional head office staff in the second half of 2005 to support our expansion, as well as increased travel costs associated with supporting our international operations. Offsetting this increase, Kisladag general and administrative costs have decreased as the mine begins operations and certain of these costs are now classified as operating expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

Exploration Expense

Our increased exploration expense in Q1 2006 results from greater levels of exploration activity in Brazil and Turkey. Exploration activities are ongoing at Vila Nova in Brazil and at the AS Project in Turkey as we continue to advance a pipeline of projects in these countries.

Stock-Based Compensation Expense

Eldorado uses fair-value accounting for awards of stock options to employees, consultants, officers and directors under its share option plans. In Q1 2006, a total of 1,029,000 options were granted to employees, consultants, officers and directors.

Foreign Exchange (Gain) Loss

At March 31, 2006, we are holding CDN$138.01 million. The foreign exchange loss primarily results from the weakening of the Canadian dollar to US dollar at the quarter-end.

Gain on Disposal of Assets

On March 23, 2006, Eldorado sold all of its shares held in Fury Explorations Ltd. for CDN$0.70 per share – a gain of CDN$0.43 per share from its stated carrying value. Cash proceeds of $1.48 million and a gain on sale of $0.9 million were recorded.

Income Taxes

Future income tax expense for Q1 2006 was $1.42 million compared to a recovery of $0.96 million in Q1 2005. The Q1 2006 expense relates to an increase in the Brazilian Future Income Tax liability balance resulting from the appreciation of the $Real in Q1 2006.

6. Financial Conditions and Liquidity

Cash from Operations

The decrease in cash from operations from Q1 2005 to Q1 2006 resulted primarily from an operating loss combined with an increase in non-cash working capital.

The net increase in non-cash working capital in Q1 2006 of $7.21 million results primarily from the $2.90 million decrease in accounts payable balances and the increase of $3.30 million in inventory balances from the prior year-end. Accounts payable decreased as construction expenditures were paid in Q1 2006 related to both the Kisladag and Tanjianshan mines. The inventory increase reflects ore inventory from the Kisladag mine, as production has now begun.

Investing Activities

In Q1 2006, we invested $21.32 million in property, plant and equipment. Capital expenditures of $10.75 million at the Kisladag mine and capital expenditures of $9.80 million at Tanjianshan relate to construction activities. Other expenditures were $0.77 million.

During Q1 2006, we received net cash proceeds from the disposal of our investment in Fury Exploration Ltd. of $1.48 million.

Financing Activities

We received cash of $162.16 million resulting from the completed financing and the exercise of stock options and warrants throughout the Q1 2006.

Other assets of $1.73 million relate primarily to the long-term portion of the Value Added Tax receivable in Turkey.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

Cash Resources and Liquidity

At March 31, 2006, we had cash and short-term investments of $162.10 million resulting in working capital of $165.39 million, compared with $33.83 million of cash and short-term investments and working capital of $30.46 million at the beginning of the year. The increase in cash and short-term investments is primarily due to the net cash proceeds received from the completed public offering of 34,500,000 common shares for net proceeds of $155.04 million in February 2006.

7. Contractual Obligations

Our contractual obligations at March 31, 2006, including payments due for each of the periods indicated, are summarized as follows:

		Payments due in
Contractual obligations	2006	2007	2008	2009	2010	2011 +	Total
Operating leases	$ 328	$364	$361	$366	$387	$1,492	$ 3,298
Capital leases	28	36	36	37	-	-	137
Capital expenditures	15,191	-	-	-	-	-	15,191
Purchases obligations	7,117	2,244	420	449	-	-	10,230
Property expenditures	822	1,068	1,057	1,057	1,057	3,286	8,347
Total	$ 23,486	$3,712	$1,874	$1,909	$1,444	$4,778	$ 37,203

Capital expenditures in 2006 of $15.19 million relate to construction activities at the Kisladag and Tanjianshan mines. Purchase obligations from 2006 through to 2008 relate to 2006 energy and oxygen contracts at the São Bento mine and other contracts at the Kisladag mine. Property expenditures of $0.82 million relate to land fees and contractual expenditures for Vila Nova and Tanjianshan.

8. Summary of Quarterly Results

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
$000 except per share amounts	2006	2005	2005	2005
Revenue	$9,428	$9,239	$10,522	$6,154
Net income (loss)	$(7,456)	$(22,599)	$(6,507)	$(11,063)
Basic and diluted (loss) income per share - US$	(0.02)	(0.08)	(0.02)	(0.04)

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
	2005	2004	2004	2004
Revenue	$7,882	$9,560	$9,156	$7,259
Net income (loss)	$(8,957)	$(10,263)	$(1,343)	$(1,673)
Basic and diluted (loss) income per share - US$	(0.03)	(0.04)	-	(0.01)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

9. Critical Accounting Estimates

We use the following critical accounting estimates:

Reserves and Resources

Mineral reserves are calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the staff of the Securities and Exchange Commission) applies different standards to classify mineralization as a reserve. The projected mineral reserves are classified as such by both Canadian and US regulatory authorities.

We advise US investors that while the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource,” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Recoverable Values

Where information is available and conditions suggest impairment of long-lived assets, estimated future net cash flows from each property are calculated using estimated future gold prices, proven and probable reserves, and value beyond proven and probable reserves, operating, capital and reclamation costs and estimated proceeds from the disposition of assets on an undiscounted basis.

Gold Price

We estimate the future price of gold based on historical trends and published forecasted estimates for the purposes of assessing recoverable values and impairment of long-lived assets. Our five-year plan currently assumes the following prices:

	2006	2007	2008	2009	2010

Gold price (US$/oz)	475	450	425	400	400

The resulting average five-year price is $430 per ounce.

Operating Costs

We report our operating costs in accordance with the Gold Institute Standard. Future operating costs include estimates of currency foreign exchange and inflation trends.

Stock-Based Compensation

We use the Black-Scholes Model to determine the fair value for awards of stock options to employees, officers and directors.

Asset Retirement Obligation

When assessing the carrying value of the asset retirement obligation, we estimate, among other things, the mine closure date and the credit-adjusted risk-free rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

10. Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold because our revenues are derived primarily from gold mining. Gold prices can be volatile and are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar compared to other major currencies, global and regional demand and production levels, political and economic conditions and speculative activities.

Exploration and Development

The costs and results of our exploration and development programs affect Eldorado’s profitability and value. Since mines have finite lives based on proven reserves, we actively seek to replace and expand our reserves, primarily through acquisitions, exploration and development of our existing operations, and recognizance exploration. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Determination of reserves is a process of estimation and, as such, reserve calculations are subject to the assumptions and limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties in which we have or are seeking an interest. Although we take every precaution to ensure that legal title to our properties is properly recorded in the name of Eldorado or its subsidiary, there can be no assurance that such title will ultimately be secured on every property. The legal title to our properties depends on the appropriate and consistent application of the laws in the countries in which we operate.

Capital and Operations

The business of gold mining involves many operational risks and hazards. Through high operational standards, an emphasis on hiring and training appropriately skilled personnel and operational improvements, we work to reduce the risks associated with our projects. We also maintain adequate insurance to cover normal business risk.

As we currently have only one producing mine, any adverse development affecting São Bento may have a negative impact on our financial performance.

We also rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Further exploration and development of mineral resource properties or acquisitions beyond this may require additional capital. Accordingly, the continuing development of our projects will depend on our ability to obtain financing through joint venture projects, debt financing and equity financing or other means. There is no assurance that we will be successful in obtaining the required financing.

Environment

Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain governmental permits and provide associated financial assurance to carry on certain activities. We are also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, any future changes to these laws could adversely affect Eldorado’s financial condition, liquidity or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the 1st Quarter ended March 31, 2006 and 2005

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. These laws and regulations are subject to change, which may restrict our ability to operate. We draw on the expertise and commitment of our management team, advisors, employees and contractors to ensure compliance with current laws, and we foster a climate of open communication and co-operation with regulatory bodies.

Legal Proceedings

The nature of our business subjects us to regulatory investigation, claims, lawsuits and other proceedings in the ordinary course of business. We cannot predict the outcome of these legal proceedings with certainty.

Currency Fluctuations

We conduct business in numerous countries – including the US, Canada, Brazil, Turkey and China – and we are therefore affected by currency fluctuations in these jurisdictions.

Political Risk

Eldorado conducts operations in a number of countries outside of North America, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks that may affect our future operations and financial position.

11. Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they are unlikely to be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

Unit costs

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the cost of sales is included below:

Reconciliation of Cash Operating Costs per Ounce [1]	Q1	Q1
	2006	2005
Gold ounces sold	15,656	16,910
Cash operating cost - ($000)
Operating costs	$7,747	$8,054
Royalty expense and production taxes	(153)	(138)
Effects of inventory adjustments	10	495
FV of stock option grants	(33)	(72)
Expense of contractual severance costs	(344)	-
Expense of certain development costs	(628)	(1,528)
Cash operating cost	$6,599	$6,811
Cash operating cost per ounce	$421	$403

1Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Statement of Operations.